701 8th Street, N.W., Suite 700

Washington, DC 20001

Telephone: 202-220-6900

Fax: 202-220-6945

www.lockelord.com

Daniel P. Weitzel

Direct Telephone: 202-220-6963

Direct Fax: 202-661-2610

dweitzel@lockelord.com

May 22, 2017

VIA EDGAR

Michael R. Clampitt

Senior Staff Attorney

Office of Financial Services

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Pre-Effective Amendment No. 1

PDL Community Bancorp

Registration Statement on Form S-1

Filed April 12, 2017

File No. 333-217275

Dear Mr. Clampitt:

We are in receipt of your letter, dated May 8, 2017, providing PDL Community Bancorp (the “Registrant”) with the staff’s comments regarding the above referenced registration statement. On behalf of the Registrant, we are concurrently filing with the Commission a Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement previously filed on April 12, 2017. In this Amendment No. 1, the Registrant provides information responsive to your comments and provides the additional information requested in your comment letter. In addition to responding to your comment letter, the Registrant has also updated the Amendment No. 1 to provide financial data and information at March 31, 2017 and for the three months ended March 31, 2017 and 2016. On behalf of the Registrant, we will respond to your comments in the order they were presented in your letter.

1.    Copies of the written communications to be presented to potential investors are included in Part II, Item 16(a), Exhibits 99.4 and 99.5. Additionally, Ponce De Leon Federal Bank (the “Bank”) will be providing proxy materials to its members eligible to vote on the Plan of Reorganization. We will supplementally provide you with copies of the proxy materials when they have been finalized and any other written communications provided to potential investors.

Atlanta | Austin | Boston | Chicago | Cincinnati | Dallas | Hartford | Hong Kong | Houston | London | Los Angeles | Miami

Morristown | New Orleans | New York | Providence | Sacramento | San Francisco | Stamford | Washington DC | West Palm Beach

Michael R. Clampitt

United States Securities and Exchange Commission

May 22, 2017

2.    The requested revision to the disclosure has been included in the prospectus on page 11, the second paragraph under the heading “Deadline for Orders of Common Stock”.

3.    The disclosure in the section “Risk Factors—Multifamily, nonresidential and construction and land loans carry greater credit risk than loans secured by owner occupied one-to-four family real estate” on page 19 of the prospectus, has been modified to quantify, as of March 31, 2017, the amount of the Bank’s borrowers that have more than one of these types of loans outstanding, as well as the aggregate amount owed on such loans.

4.    Disclosure stating the allowance for loan losses at March 31, 2017 and December 31, 2015, in addition to December 31, 2016, has been provided in the prospectus on page 20, the first paragraph under the heading “Risk Factors—If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease”.

5.    The disclosure on page 22, under the heading “Risk Factors—Changes in the valuation of securities held could adversely affect us” has been revised to quantify the amount of securities in the Bank’s portfolio classified as available-for-sale.

6.    Disclosure on page 48, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ponce De Leon Federal Bank—Overview” has been included in the third paragraph to address recent trends impacting the Bank’s net income and provision for loan losses. Other than as disclosed, the Registrant is not aware of any longer-term trends which will materially impact it’s income and provision for loan losses.

7.    Disclosure on page 84, under the heading “Business of Ponce De Leon Federal Bank—Sources of Funds—General” has been included specifying the total amount of the Bank’s borrowing capacity, as of March 31, 2017, with the Federal Home Loan Bank of New York.

8.    As we discussed on the telephone call between you, the undersigned and Gregory Dunn, Director, RP Financial, LC., Mr. Dunn stated that in the ordinary course of RP Financial conducting its due diligence in connection with its valuation of the Bank, RP Financial reviewed the Bank’s projected operating results. However, RP Financial’ s appraisal analysis was based on the financial data disclosed in the prospectus. The financial projections reviewed by RP Financial did not have a material impact on the appraisal analysis. There is no discussion of the Bank’s financial projections in the appraisal document prepared by RP Financial and provided to the Bank. In order to be clear, the reference to projections has been deleted from the first bullet on page 115 under the subheading “How We Determined the Stock Pricing and the Number of Shares to be Issued”.

9.    In the Bank’s financial statements included as part of the prospectus, new language has been included discussing recent accounting pronouncements. This language can be found beginning on page F-15 to the prospectus under “Note 1. Nature of the Business and Summary of Significant Accounting Policies—Recent Accounting Pronouncements”.

Michael R. Clampitt

United States Securities and Exchange Commission

May 22, 2017

Please do not hesitate to contact me if you have further questions or you require additional information.    In advance, thank you for your prompt consideration of this filing.

Very truly yours,

/s/ Daniel P. Weitzel

Daniel P. Weitzel

Enclosure

cc:	William H. Dorton, SEC

Carlos Naudon, PDL Community Bancorp

Frank Perez, PDL Community Bancorp

Vanessa Lopez, PDL Community Bancorp

Douglas Faucette, Locke Lord LLP

Benjamin Smolij, Locke Lord LLP

Larry Hansen, Locke Lord LLP